Filed by LCI Industries

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: LCI Industries

Commission File No. 001-13646

Date: November 9, 2026

The following letter was distributed to certain stockholders of LCI Industries (the “Company”) on November 9, 2026:

LCI INDUSTRIES 3501 County Road 6 East Elkhart, Indiana 46514

PLEASE VOTE YOUR SHARES TODAY!

November 9, 2026

Dear Stockholder:

According to our latest records, we have not yet received your voting instructions for the Special Meeting of Stockholders of LCI Industries, which will be held virtually on November 18, 2026, at 9:00 a.m., Eastern Time.

Your vote is extremely important, regardless of the number of shares you own.

LCI stockholders are being asked to vote on the proposed merger with Patrick Industries, Inc. and the other proposals described in the joint proxy statement/prospectus dated October 19, 2026. We cannot complete the transactions contemplated by the merger agreement unless LCI stockholders vote to approve the LCI merger proposal. The directors on the LCI board unanimously recommend that LCI stockholders vote to approve the LCI merger proposal because they believe that the benefits of the merger are expected to generate significant value for LCI stockholders. Accordingly, the LCI board unanimously recommends that LCI stockholders vote “FOR” the LCI merger proposal, “FOR” the LCI advisory compensation proposal and “FOR” the LCI adjournment proposal.

Approval of the LCI merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of LCI common stock. As a result, failing to vote has the same effect as voting “AGAINST” the merger proposal.

Please vote as soon as possible by internet or telephone using the instructions provided on your proxy card or voting instruction form, or by signing, dating and returning your proxy card by mail. If you hold shares of LCI common stock in more than one account, please submit a vote for each proxy card or voting instruction form you receive.

If you have questions or need assistance voting your shares, please contact LCI’s proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 859-8509 or by email at LCII@dfking.com.

Thank you for your prompt attention and continued support.

Sincerely,

Hilary R. Johnson

Executive Vice President,

Co-Chief Legal Officer, and Corporate Secretary

* * * * *

Special Note Regarding Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and Patrick Industries, Inc. (“Patrick”), including future financial and operating results (including the anticipated impact of the transaction on the Company’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or Patrick, (5) the ability of the Company and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and Patrick. Additional factors which could affect future results of the Company and Patrick can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Patrick’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between the Company and Patrick, Patrick filed with the SEC a registration statement on Form S-4 (File No. 333-299100) that included a preliminary joint proxy statement of Patrick and the Company that also serves as a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction. The registration statement was declared effective by the SEC on October 19, 2026, and the Company and Patrick commenced mailing the definitive joint proxy statement/prospectus (as amended or supplemented, the “Joint Proxy Statement/Prospectus”) to their respective stockholders on or about October 19, 2026. The Company and Patrick filed a supplement to the definitive joint proxy statement/prospectus on October 30, 2026. This communication is not a substitute for the Joint Proxy Statement/Prospectus. The Company and Patrick may file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus, any amendments or supplements thereto, and other documents filed with the SEC by the Company and Patrick through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company are available free of charge on the Company’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by Patrick are available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a prospectus or prospectus-equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.